UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40872

Beneficient Merger Sub II, LLC

(Exact name of registrant as specified in its charter)

324 N. Saint Paul Street, Suite 4850

Dallas , Texas 75201

(214) 445-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, par value $0.0001 per share and three-fourths one redeemable warrant

Class A common stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per whole share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of as of the certification or notice date: 1*

*

On June 16, 2023, pursuant to the terms of its previously announced Business Combination Agreement, dated as of September 21, 2022 (as amended on April 18, 2023 by and among Avalon Acquisition Inc. (“Avalon”), The Beneficient Company Group, L.P., a Delaware limited partnership (“BCG,” and as converted to a Nevada corporation, “Beneficient”), Beneficient Merger Sub I, Inc., a Delaware corporation and subsidiary of BCG, and Beneficient Merger Sub II, LLC, a Delaware limited liability company and subsidiary of BCG (“Merger Sub II”), Avalon merged with and into Merger Sub II, with Merger Sub II surviving the Merger as a wholly owned subsidiary of Beneficient.

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 21, 2023	BENEFICIENT MERGER SUB II, LLC

/s/ James G. Silk
James G. Silk Executive Vice President & Chief Legal Officer